K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

April 5, 2024
VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-1520
Neuberger Berman ETF Trust
-- Neuberger Berman Flexible Credit Income ETF
File Nos. 333-261613; 811-23761

Re:	Request for Selective Review for Post-Effective Amendment No. 16

Ladies and Gentlemen:
Transmitted herewith for filing on behalf of Neuberger Berman ETF Trust (“Registrant”), pursuant to the Securities Act of 1933, as amended (“1933 Act”), and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (“1940 Act”), and the regulations thereunder, is Post-Effective Amendment No. 16 to the Registrant’s Registration Statement on Form N-1A (“PEA 16”) on behalf of its series listed above.  PEA 16 includes the prospectus (“Prospectus”) and statement of additional information (“SAI”) relating to the series of the Registrant listed above.  This transmission includes a conformed signature page signed by the Registrant and by power of attorney for a majority of the Trustees, the manually signed originals of which are maintained at the office of the Registrant.

The primary purpose of this filing is to add Neuberger Berman Flexible Credit Income ETF as a new series of the Registrant.  This filing is not intended to affect the prospectuses or SAIs of any other previously registered series of the Registrant.

 The form of the Prospectus and the section of the Prospectus titled “Your Investment,” and the form of the SAI and the text of the SAI (except the section titled “Investment Information”) are substantially the same as parallel disclosure in the prospectuses and the SAI contained in the currently effective registration statement for the Registrant and previously reviewed by the Staff in the following registration statements filed pursuant to Rule 485(a):

Post-Effective Amendment No. 12 to the Registrant’s registration statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder, for shares of Neuberger Berman Short Duration Income ETF (Accession No. 0000898432-24-000032) (January 9, 2024).

Securities and Exchange Commission
April 5, 2024

Post-Effective Amendment No. 11 to the Registrant’s registration statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder, for shares of Neuberger Berman Small-Mid Cap ETF (Accession No. 0000898432-23-000923) (December 21, 2023).
Accordingly, we request that the Staff use the limited review procedure of 1933 Act Release No. 6510 (February 15, 1984) in reviewing PEA 16.  Pursuant to Rule 485(a)(1) under the 1933 Act, this PEA 16 will become effective on June 19, 2024. The Registrant respectfully requests that the Staff furnish the Registrant with any comments on this filing by May 20, 2024.  This will assist the Registrant in keeping to its prospectus printing schedule.

Please contact me at (202) 778-9473 with any questions or comments you may have.  Thank you for your attention.

Sincerely, /s/ Franklin H. Na Franklin H. Na